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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2005
Commission File Number: 000-50829

Zena Capital Corp.

(Translation of registrant's name into English)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
(Address of principal executive offices)

1. Press Releases: 10/3/2005; 10/28/2005; 11/30/2005; 11/30/2005

2. Notice of Meeting and Record Date, dated 11/14/2005
   Notice of Meeting, dated 12/6/2005
   Information Circular for EGM to be held 1/10/2006, dated 12/6/2005
   Proxy

3. Early Warning Reports: Terry M. Amisano, 11/30/2005
                                   Greg Burnett, 11/30/2005
                                   Alan Crawford, 11/30/2005

4. Rock Creek Barite Project Agreement, 10/14/2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                   Form 20- F XXX   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes ___ **No XXX**
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

ZENA CAPITAL CORP.
604 – 750 West Pender Street
Vancouver, B.C. V6C 2T7

October 3, 2005

FOR IMMEDIATE RELEASE Trading Symbol: (TSX-V: ZCC)

NEWS RELEASE

Zena Capital Corp. (the "Company") has received an Order on August 11, 2005 from the Mediation and Arbitration Board of British Columbia granting access to its industrial mineral (barite) claims that it holds under option located near Rock Creek, British Columbia. The landowner on which the claims are situated has not agreed with the Order and as a result of his disagreement, the Application for access must proceed to an Arbitration settlement hearing, scheduled to be held on October 28, 2005 in Kelowna, British Columbia.

Zena Capital Corp. agrees with and is prepared to follow the Mediation and Arbitration Board process with the expectation that the matters related to access as outlined in the Order of August 11, 2005 and filed in the Supreme Court of British Columbia will be upheld and thereby enable the Company to undertake certain exploration programs scheduled for 2005.

The Company also notes that it is unable to continue with negotiations of a new supply agreement until the access issue is resolved.

The Company may seek to recover from the applicable responsible parties, including the landowner and the British Columbia Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

The Company also announces a private placement of $20,000 principal amount convertible debentures (the "Debentures") to raise gross proceeds of $100,000. Each debenture bears interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid. The Debentures are convertible, at the option of the holder, into units (each a "Unit") of the Company for a period of one year, at a deemed price of $0.305 per Unit. Each Unit will be comprised of one common share (the "Shares") in the capital of the Company and one common share purchase warrant (the "Warrants") exercisable into common shares, at a price of $0.305 per share, for a period of one year from the closing date. If all Debentures are converted into Units, a total of 327,865 Shares will be issued, and if all of the Warrants are exercised, a total of 327,865 additional common shares in the capital of the Company will be issued. The Debentures will be secured by a general security agreement over all of the assets of the Company and its subsidiary, Rock Creek Minerals Inc.

The private placement is subject to appropriate regulatory approvals and formal documentation.

Any shares issued by the Company pursuant to a conversion of a debenture will be subject to a hold period of four months and one day from the date of issuance of the debentures pursuant to the policies of the TSX Venture Exchange and applicable securities laws.

The proceeds of the financings will be applied to exploration on the Company's mineral property, property access related costs and for general working capital.

For further information please contact Kevin R. Hanson at 604-689-0188.

ZENA CAPITAL CORP.

"Kevin Hanson"
Kevin R. Hanson, Director

NEITHER THE TSX VENTURE EXCHANGE NOR ANY OTHER REGULATORY AUTHORITY BODY HAS REVIEWED AND THEREFORE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

ZENA CAPITAL CORP.
604 – 750 West Pender Street
Vancouver, B.C.   V6C 2T7

October 28, 2005

FOR IMMEDIATE RELEASE Trading Symbol: (TSX-V: ZCC)

Vancouver, B.C., Zena Capital Corp (the "Company") advises it has executed an agreement with Mr. Byard MacLean to acquire 100% ownership to certain industrial mineral (barite) claims located near Rock Creek, British Columbia that it has held under an option agreement dated September 24, 2003. Prior to this 100% acquisition, the Company had earned a 30% interest in the claims and had held an option to acquire the remaining 70% interest. The remaining interest is being acquired for cash consideration of $20,000. No shares of the Company will be issued. The Company does remain obligated for certain royalty payments and a cash payment of $90,000 to previous owners of the claims should the Company commence commercial production.

Concurrent with the above described acquisition, the Company has also agreed to grant a 10% net profits interest in the subject industrial mineral claims to Roy Brown, an officer of the Company and the President of the Company's wholly owned subsidiary Rock Minerals Ltd. This interest was granted to replace the interest in the claims that Mr. Brown had previously held through an agreement with Mr. MacLean.

Please contact Kevin Hanson if you have any questions.

ZENA CAPITAL CORP.

"Terry Amisano"
Terry Amisano, President and CEO

NEITHER THE TSX VENTURE EXCHANGE NOR ANY OTHER REGULATORY AUTHORITY BODY HAS REVIEWED AND THEREFORE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

ZENA CAPITAL CORP.
604 – 750 West Pender Street
Vancouver, BC V6C 2T7

November 30, 2005

FOR IMMEDIATE RELEASE Trading Symbol: (TSX-V: ZCC)

NEWS RELEASE
Further to its news release of October 3, 2005, Zena Capital Corp. (the "Company") announces that it has completed a non-brokered private placement of $20,000 principal amount convertible debentures (the "Debentures") to raise gross proceeds of $100,000. Each Debenture bears interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid. The Debentures are convertible, at the option of the holder, into units (the "Units") of the Company for a period of one year, at a deemed price of $0.305 per Unit. Each Unit will be comprised of one common share (the "Shares") in the capital of the Company and one common share purchase warrant (the "Warrants") exercisable into common shares, at a price of $0.305 per share until November 30, 2006. If all Debentures are converted into Units, a total of 327,865 Shares will be issued, and if all of the Warrants are exercised, a total of 327,865 additional common shares in the capital of the Company will be issued. The Debentures will be secured by general security agreements over all of the assets of the Company and its subsidiary, Rock Creek Minerals Inc.

The Debentures, and any Shares or Warrants issued by the Company pursuant to a conversion of the Debentures, will be subject to a hold period of four months and one day, until April 1, 2006, pursuant to the policies of the TSX Venture Exchange (the "Exchange") and applicable securities laws.

Due to the participation of directors of the Company in the private placement, the transaction is considered to be a "related party transaction" as defined in the policies of the Exchange. However, the transaction is exempt from the formal valuation and minority approval requirements of Exchange policies on the basis that the shares of the Company are listed only on the Exchange and the fair market value of the transaction is less than $2,500,000. The transaction closed before 21 days following the filing of a material change report respecting this announcement, as management of the Company determined it was necessary and desirable for good business reasons.

The purpose of the financing is to provide funds for exploration on the Company's mineral property, property access related costs and general working capital.

For further information please contact Kevin R. Hanson at 604-689-0188.

ZENA CAPITAL CORP.

(signed) *"Kevin R. Hanson"*
Kevin R. Hanson, Director

NEITHER THE TSX VENTURE EXCHANGE NOR ANY OTHER REGULATORY AUTHORITY BODY HAS REVIEWED AND THEREFORE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

ZENA CAPITAL CORP.
604 – 750 West Pender Street
Vancouver, B.C. V6C 2T7

November 30, 2005

FOR IMMEDIATE RELEASE Trading Symbol: (TSX-V: ZCC)
Vancouver, B.C. -- Further to the news release of Zena Capital Corp. (the "Company")
dated November 30, 2005, each of Terry Amisano (of Surrey, British Columbia, through
his privately owned holding company, Terry Amisano Ltd.), Greg Burnett (of Vancouver,
British Columbia) and Alan Crawford (of Vancouver, British Columbia) do hereby
announce the acquisition of a $20,000 principal amount convertible debenture (the
"Debenture") of the Company. The Debenture is convertible at the conversion price of
$0.305 into 65,573 units (the "Units"), each Unit consisting of one common share of
the Company and one common share purchase warrant, entitling the holder to purchase
an additional common share of the Company at an exercise price of $0.305 for a period
of one year.

Terry Amisano's current shareholdings of the Company are 786,111 or 15.7% of the
Company's outstanding share capital; Greg Burnett's current shareholdings of the
Company are 561,111 or 11.2% of the Company's outstanding share capital; and Alan
Crawford's current shareholdings of the Company are 450,000 or 9.0% of the Company's
outstanding share capital. If Terry Amisano converted his Debenture, and all of his
then existing warrants and stock options were exercised, his shareholdings would
increase to 21.6% of the Company's then outstanding share capital on a diluted basis.
If Greg Burnett converted his Debenture, and all of his then existing warrants and
stock options were exercised, his shareholdings would increase to 16.1% of the
Company's then outstanding share capital on a diluted basis. If Alan Crawford
converted his Debenture, and all of his then existing warrants and stock options were
exercised, his shareholdings would increase to 12.6% of the Company's then
outstanding share capital on a diluted basis.

The foregoing Debentures were acquired by each of the parties for investment purposes
only and no party has any present intention of increasing beneficial ownership of, or
direction or control over any additional common shares of the Company except that any
party may purchase additional shares in the open market at some time in the future or
pursuant to the foregoing warrants (or stock options as may be presently held or
additional options as may hereafter be allocated).

None of the foregoing parties have acted jointly or in concert with any other parties
in connection with the acquisition of the foregoing securities.

For further information please contact Kevin Hanson at 604-689-0188.

ON BEHALF OF THE BOARD OF DIRECTORS.
(signed) *"Terry M. Amisano"*

Terry M. Amisano, President and Chief Executive Officer
(signed) *"Terry M. Amisano"*

Greg Burnett
(signed) *"Greg Burnett"*

Alan Crawford
(signed) *"Alan Crawford"*

NEITHER THE TSX VENTURE EXCHANGE NOR ANY OTHER REGULATORY AUTHORITY BODY HAS
REVIEWED AND THEREFORE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR
ACCURACY OF THIS RELEASE.

ZENA CAPITAL CORP.

**Extraordinary and Special General Meeting
to be held on January 10, 2006**

**Notice of Extraordinary and Special General Meeting
and
Information Circular**

December 6, 2005

ZENA CAPITAL CORP.
Suite 604, 750 West Pender Street
Vancouver, B.C.
V6C 2T7

NOTICE OF EXTRAORDINARY AND SPECIAL GENERAL
MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an extraordinary and special general meeting of the shareholders of Zena Capital Corp. (the "Company") will be held at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, on Tuesday, January 10, 2006 at 10:00 a.m. At the meeting, the shareholders will consider resolutions to:

1.   approve by special resolution the subdivision of the 5,000,833 fully paid and issued common shares into up to 15,002,499 fully paid and issued common shares, each issued common share being divided by a ratio of up to three to one, on the terms set forth in the information circular that accompanies this Notice under the heading "Particulars of Matters to be Acted Upon – Subdivision of Common Shares;

2.   approve by special resolution the alteration of the Company's Notice of Articles to change the authorized common shares from 100,000,000 common shares without par value to an unlimited number of common shares without par value, on the terms set forth in the information circular that accompanies this Notice under the heading "Particulars of Matters to be Acted Upon – Increase in Authorized Common Share Capital;

3.   approve as a Special Resolution the issuance of Debentures and a general security agreement over the assets of the Company and its subsidiary to certain directors, officers and insiders of the Company and to a third party; and

4.   transact such other business as may properly be put before the meeting.

All shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company by the close of business (Vancouver, British Columbia time) on Friday, January 6, 2006 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on Tuesday, December 6, 2005 will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 6th day of December, 2005.

ON BEHALF OF THE BOARD
(signed) *"Terry M. Amisano"*
Terry M. Amisano,
President and Chief Executive Officer

ZENA CAPITAL CORP.
Suite 604, 750 West Pender Street
Vancouver, B.C.
V6C 2T7
INFORMATION CIRCULAR
(as at December 6, 2005 except as otherwise indicated)

1. SOLICITATION OF PROXIES

This information circular (the "Circular") is provided in connection with the solicitation of proxies by the management of Zena Capital Corp. (the "Company"). The form of proxy which accompanies this Circular (the "Proxy") is for use at the extraordinary and special general meeting of the shareholders of the Company to be held on Tuesday, January 10, 2006 (the "Meeting"), at the time and place set out in the accompanying notice of meeting (the "Notice of Meeting"). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

2. APPOINTMENT AND REVOCATION OF PROXY

The person named in the Proxy is a director or officer of the Company. **A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed name and inserting the desired person's name in the blank space provided.** The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 by the close of business on Friday, January 6, 2006 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the Proxy is to be used).
The Proxy may be revoked by:

(a) signing a proxy with a later date and delivering it at the time and place noted above;

(b) signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c) attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him. If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a "Non-Registered Holder") in respect of shares which are held either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")), of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)   be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

(b)   more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management proxyholder named in the form and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying notice of meeting, the Company's authorized capital consists of 200,000,000 shares divided into 100,000,000 common shares without par value and 100,000,000 preferred shares without par value of which 5,000,833 common shares are issued and outstanding and no preferred shares are issued and outstanding. All common shares in the capital of the Company carry the right to one vote.

Shareholders registered as at Tuesday, December 6, 2005 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
CDS & Co.[1]	2,030,834	40.6%
Kevin Roger Hanson	786,111	15.7%
Terry Michael Amisano	786,111	15.7%
Greg Burnett	561,111	11.2%
Alan Crawford	561,111	11.2%

Note:
(1)   The beneficial owners of common shares held by depositories are not known to the directors or executive officers of the Company.

As at December 6, 2005, the total number of common shares owned or controlled by management and the directors of the Company and their associates or affiliates was 2,153,333 common shares, representing 43.1% of the total issued and outstanding common shares.

The Company does not have an executive committee of its board of directors nor does it have a compensation committee.

EXECUTIVE COMPENSATION

Named Executive Officers

Summary of Compensation

There are presently two Named Executive Officers of the Company, being Terry M. Amisano (President and Chief Executive Officer) and Roy Brown (Chief Financial Officer and Secretary). "Named Executive Officer" means (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the Company's three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Set out below is a summary of compensation paid during the Company's three most recently completed financial years to the Company's Named Executive Officers:

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | All Other Compen-sation ($) |
| | | | | | Awards | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)[1]	Shares or Units Subject to Resale Restrictions ($)	Long Term Incentive Plan Payouts ($)	
Terry M Amisano, President and Chief Executive Officer	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil[2] Nil[2] Nil[2]
Roy Brown[3] Chief Financial Officer and Secretary	2004	Nil	Nil	$29,376	50,000	Nil	Nil	$1,575[5]
Brian Hanson[4] (former Chief Financial Officer and Secretary	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) On March 16, 2000 the Company granted incentive stock options to Terry M. Amisano and Brian Hanson exercisable until April 9, 2006 at $0.15 per share (5 years from the date of listing the shares on the TSX Venture Exchange Inc.). As no SARs have been granted, all references are to incentive stock options.
(2) During the Company's fiscal year ending December 31, 2004 the Company paid Amisano Hanson, Chartered Accountants, in which Terry Amisano and Kevin Hanson are partners, fees totalling $15,991 for accounting services, $9,000 for consulting services and $18,000 for office rent, equipment and general office supplies rendered to the Company during the year. The 2003 fees paid by the Company to Amisano Hanson totalled $8,459 for accounting services and $18,000 for office rent, equipment and general office supplies and the 2002 fees totalled $12,215 for accounting services and $18,000 for office rent, equipment and general office supplies.
(3) Roy Brown was appointed Secretary and Chief Financial Officer on April 21, 2004.
(4) Brian Hanson resigned as Secretary and Chief Financial Officer on April 21, 2004 .
(5) This amount represents travel allowance payments.

Long-Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (SARs)

The Company has implemented a stock option plan dated March 21, 2004 and accepted by the TSX Venture Exchange on April 12, 2004 and reconfirmed by the Company's shareholders at the Company's last Annual General Meeting held June 9, 2005. Under the Plan, the Board of Directors is authorized to grant incentive stock options to certain directors, senior officers, employees and consultants of the Company and its subsidiary entitling them to purchase common shares. The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, senior officers, employees and consultants, to reward directors, employees and consultants for their contribution toward the long term goals of the Company and to enable and encourage such persons to acquire common shares as long term investments. The stock option plan is administered by the Company's Secretary at the direction of the board of directors.

The following table sets forth stock options granted to Named Executive Officers during the most recently completed financial year:

**Option/SAR grants during the
most recently completed financial year**

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees[1]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Roy Brown	50,000	22.2%	$0.30	Nil[2]	April 7, 2006

Notes:
(1) Percentage of all options granted by the Company during the year.
(2) The exercise price exceeded the market price on April 12, 2004, being the date of grant.

The Company has not repriced downward any options or SARs during its most recently completed financial year. No stock options or SARs were exercised during the Company's most recently completed financial year by the Named Executive Officers.

The financial year-end value of unexercised options or SARs on an aggregated basis is as follows:

**Aggregate option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values**

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options/SARs at December 31, 2004		Value of Unexercised in-the-Money Options/SARs at December 31, 2004[2]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Terry M. Amisano, President and Chief Executive Officer	Nil	Nil	131,250	Nil	$22,968.75	Nil
Roy Brown[3] Chief Financial Officer and Secretary	Nil	Nil	50,000	Nil	$625	$625
Brian Hanson[4] (former Chief Financial Officer and Secretary)	Nil	Nil	10,000	Nil	$1,750	Nil

Notes:
(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.
(2) "in-the-Money Options" means the excess of the market value of the Company's shares on December 31, 2004 over the exercise price of the options. Prior to December 31, 2004, the Company's shares lasted traded on December 30, 2004 at a price of $0.325.
(3) Roy Brown was appointed Secretary and Chief Financial Officer on April 21, 2004.
(4) Brian Hanson resigned as Secretary and Chief Financial Officer on April 21, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company and its subsidiary have no employment contracts with its Named Executive Officers other than with Roy Brown which is on a month to month basis.

The Company and its subsidiary have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the Named Executive Officer's employment with the Company or its subsidiary, a change of control of the Company or its subsidiary, or a change in responsibilities of the Named Executive Officer following a change in control.

Compensation of Directors

There was no compensation paid to directors in their capacity as directors of the Company or its subsidiary, in their capacity as members of a committee of the board of directors of the Company or its subsidiary, or as consultants or experts, during the Company's most recently completed financial year. During the Company's most recently completed financial year the Company was charged by Amisano Hanson, Chartered Accountants (of which Terry Amisano and Kevin Hanson, two directors of the Company, are partners) $18,000 (plus applicable taxes) for office rent and supplies, $15,991 (plus applicable taxes) for accounting services and $9,000 for consulting services (plus applicable taxes).

The Company granted the following incentive stock options to directors, officers, employees and consultants of the Company, other than the Named Executive Officers during the Company's most recently completed financial year:

Number Granted	Exercise Price per Share	Date of Grant	Expiry Date
75,000	$0.225	April 12, 2004	April 7, 2009
50,000	$0.225	April 12, 2004	April 7, 2009
50,000	$0.30	April 12, 2004	April 7, 2006
50,000[1]	$0.30	April 7, 2004	April 7, 2006

Notes:
(1)   These options were cancelled during the Company's most recently completed financial year.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	447,500	$0.1877	52,583
Equity compensation plans not approved by the securityholders	Nil	Nil	Nil
Total	**447,500**	**$0.1877**	**52,583**

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or its subsidiary, or their associates or affiliates, are or have been indebted to the Company or its subsidiary since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any associate or affiliate of such persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company's last financial year in matters to be acted upon at the Meeting, other than the proposed subdivision of the Company's outstanding common shares (and increase in the Company's authorized common share capital) as a result of being shareholders of the Company and the proposed approval to the issuance of a general security agreement over the Company's assets to certain directors and officers of the Company as disclosed herein under the heading "Approval of Debentures".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Save and except as disclosed under this heading, none of the persons who were directors or executive officers of the Company or its subsidiary at any time during the Company's last financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. Roy Brown has an interest in the Rock Creek mineral claims located in British Columbia. Pursuant to an agreement dated September 24, 2003, the Company (and its subsidiary Rock Creek Minerals Ltd.) acquired an option from Byard Maclean to acquire up to an undivided 100% interest in the Rock Creek mineral (barite) claims located near Rock Creek, British Columbia. The agreement called for Byard Maclean to retain a 20% Net Profits Interest (NPI) in the claims but acknowledged that Maclean had transferred 37.5% of the 20% NPI to Roy Brown (who at the time was neither a director or officer of either the Company or Rock Creek Minerals Ltd.). By October 2005, the Company and Rock Creek Minerals Ltd. had earned an undivided 30% interest in the Rock Creek claims. In October of 2005, the Company and Rock Creek Minerals Ltd. amended the initial option agreement with Maclean to provide that the Company and Rock Creek Minerals Ltd. would purchase the remaining undivided 70% interest in the Rock Creek claims for $20,000. The 70% interest included Maclean's portion of the 20% NPI that he had not transferred to Roy Brown. Following this agreement the Company and Rock Creek Minerals Ltd. agreed with Roy Brown to change his interest in the Rock Creek claims (then consisting of a 7.5% NPI) to a 10% NPI. Roy Brown obtained this increase in interest after becoming the Company's Chief Financial Officer and Secretary (and director and officer of Rock Creek Minerals Ltd.).

In November, 2005 the Company completed a private placement of convertible debentures to Alan G. Crawford (a director of the Company), Terry Amisano Ltd. (a private company wholly owned by Terry Amisano, a director and the President and Chief Executive Officer of the Company), Brenda Hanson (the spouse of Kevin Hanson, a director of the Company), Greg Burnett (an insider of the Company) and Global Capital Group Ltd. The debentures are convertible into units in the capital of the Company and are secured over the assets of the Company and the Company's wholly owned subsidiary, Rock Creek Minerals Ltd., by a general security agreement and floating charge. for further details, see disclosure under the heading "Approval of Debentures" herein.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiary are to any substantial degree performed by a person or company other than the directors or executive officers of the Company or its subsidiary.

PARTICULARS OF MATTERS TO BE ACTED UPON

Subdivision of Common Shares

At the Meeting, shareholders will be asked to consider, and if thought advisable, to pass a special resolution (the full text of which is set forth below) amending the Company's share structure by subdividing the 5,000,833 fully paid and issued common shares into up to 15,002,499 fully paid and issued common shares (the "Subdivision"), each share being divided by a ratio of up to 3 to 1. The proposed special resolution authorizes the directors of the Company, in their discretion, to reduce the actual subdivision to a ratio of 2 to 1 (in which case the 5,000,833 fully paid and issued common shares will be subdivided into 10,001,666 fully paid and issued common shares), or to refrain from implementing a share subdivision altogether.

In accordance with the *Business Corporations Act* (British Columbia), the Subdivison must be approved by a majority of not less than 75% of the votes cast at the Meeting on the resolution approving the Subdivision.

Management of the Company is of the opinion that the subdivision is in the best interests of the Company since there has been limited liquidity in the Company's common shares for some time and it is believed by Management that the subdivision will create a larger public float and hence greater liquidity.

The board of directors of the Company recommends that the shareholders vote in favour of the Subdivision.

The following is the text of the special resolutions which will be put forward at the Meeting:

"RESOLVED, as special resolutions, that:

1.   The Company's authorized share structure and its Notice of Articles be altered by subdividing the 5,000,833 fully paid and issued common shares without par value into up to 15,002,499 common shares without par value, each share being divided by a ratio of up to 3 to 1 with the directors of the Company being hereby authorized, in their absolute discretion, to reduce the subdivision ratio to 2 to 1, such that the 5,000,833 fully paid and issued common shares without par value be subdivided into 10,001,666 common shares without par value.

2.   Subject to paragraph 3 below, the solicitors for the Company are authorized and directed to prepare and electronically file, if required, a Notice of Alteration with the Registrar of Companies.

3.   The Notice of Alteration, if required, shall not be filed with the Registrar of Companies unless and until this resolution has been deposited at the Company's records office.

4.   The directors of the Company will have the sole and complete discretion to abandon the Subdivision and, notwithstanding shareholder approval of the Subdivision, there will be no obligation to proceed with the Subdivision.

5.   Any director or officer of the Company is authorized to do and perform all acts and things including the execution of all documents necessary to give effect to these resolutions.".

Increase in Authorized Common Share Capital of the Company

The *Business Corporations Act* (British Columbia) no longer requires the Company to have a fixed maximum authorized common share capital, as was required under the old *Company Act* (British Columbia). Accordingly, in order to provide more flexibility to the Company for future financings and other transactions and to bring the authorized capital in line with that of corporations incorporated under other corporate legislation, such as the *Canada Business Corporations Act*, the directors of the Company are proposing to increase the authorized common share capital to an unlimited number of common shares.

In accordance with the *Business Corporations Act* (British Columbia), the increase in authorized common share capital of the Company must be approved by a majority of not less than 75% of the votes cast at the Meeting on the resolution.

The following is the text of the special resolutions which will be put forward at the Meeting.

"RESOLVED, as special resolutions, that:

1. The Company's authorized share structure and its Notice of Articles be altered by increasing the 100,000,000 common shares without par value to an unlimited number of common shares without par value.

2. The alterations made to the Company's Articles shall not take effect until the Company's Notice of Articles has been altered to reflect the alterations made to the Articles of the Company.

3. Subject to the deposit at the Company's records office of this resolution, the solicitors for the Company are authorized and directed to file a Notice of Alteration with the Registrar of Companies to effect the foregoing change.

4. The directors of the Company will have the sole and complete discretion not to proceed with the foregoing alterations and, notwithstanding shareholder approval, there will be no obligation to proceed with the alteration.".

Approval of Debentures

In November of 2005, the Company completed a private placement of five $20,000 principal amount convertible debentures (the "Debentures") to raise gross proceeds of $100,000 to Alan G. Crawford (a director of the Company) as to $20,000, Terry Amisano Ltd. (a private wholly owned company of Terry Amisano, a director and the President and Chief Executive Officer of the Company) as to $20,000, Brenda Hanson (the spouse of Kevin Hanson, a director of the Company) as to $20,000, Greg Burnett (an insider of the Company by virtue of owning more than 10% of the Company's outstanding common share capital) as to $20,000 and Global Capital Group Ltd. as to $20,000. The Debentures are each convertible, at the option of the holder, into units in the capital of the Company at a deemed price of $0.305 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable into an additional common share of the Company at a price of $0.305 for a period of one year until November 30, 2006. Each Debenture bears interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid. The Debentures mature on November 30, 2006. If all the Debentures are converted into units a total of 327,865 common shares forming part of the units will be issued and if all of the warrants forming a part of the units are exercised an additional 327,865 common shares will be issued. The Debentures are secured by a registered charge over the assets of the Company and its subsidiary Rock Creek Minerals Ltd. As a result, in the event of default in payment under the Debentures (or the insolvency or bankruptcy of the Company) the holders of the Debentures may seize upon the assets of the Company and Rock Creek Minerals Ltd. (which currently consist mainly of their interest in the Rock Creek (Barite) mineral claims in British Columbia) without further approval of or notice to the Company's shareholder. The ability however to seize upon the assets of the Company and Rock Creek Minerals Ltd. under the security provided in the Debentures is subject to shareholder approval. The Company is requesting, as a special resolution (requiring 75% of the votes cast at the meeting to vote in favour of the resolution) that the Company's shareholders approve the Debentures and the security granted therein. Shares held by any of Alan G. Crawford, Terry Amisano, Kevin Hanson, Greg Burnett and their respective affiliates and associates will not counted in determining whether the resolution is passed at the Meeting. The text of the Special Resolution is as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The debentures and general security agreements (the "GSA") dated October 3, 2005 issued by the Company and Rock Creek Minerals Ltd. to Terry Amisano Ltd., Brenda Hanson, Greg Burnett, Global Capital Group Ltd. and Alan Crawford (the "Lenders") be and the same is hereby approved;

2.   The remedies of the Lenders as set forth in section 6.5 of the GSA in the event of default under the GSA and consisting of the following:

(a)   taking possession of the Collateral (being the assets and property of the Company and Rock Creek Minerals Ltd.) or any part of it and collecting, demanding, suing, enforcing, receiving and getting the Collateral;

(b)   selling or leasing the Collateral, whether or not it has taken possession of it;

(c)   proceedings in any court of competent jurisdiction for the appointment of a receiver or receiver-manager of all or any part of the Collateral;

(d)   proceedings in any court of competent jurisdiction for the sale or foreclosure of all or any part of the Collateral;

(e)   filing of proofs of claim and other documents to establish its claim in any proceeding or proceedings relating to the Lender;

(f)   appointment by instrument in writing of a receiver or receiver-manager of all or any part of the Collateral;

(g)   retaining any of the Collateral in satisfaction of all or part of the Obligations to the Lender; and

(h)   any other remedy or proceeding authorized or permitted by the GSA or by law or equity;

be and the same are hereby approved.".

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.


ADDITIONAL INFORMATION


Information relating to the Company may be found on SEDAR at www.sedar.com.


BOARD APPROVAL


The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 6th day of December, 2005.

ON BEHALF OF THE BOARD

(signed) *"Terry M. Amisano"*

Terry M. Amisano,

President and Chief Executive Officer

Proxy

EXTRAORDINARY AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF ZENA CAPITAL CORP.
(the "Company")

TO BE HELD AT SUITE 1100, 888 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA ON TUESDAY, JANUARY 10, 2006, AT 10:00 AM

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Terry Amisano, a Director of the Company, or failing this person, Kevin Hanson, a Director of the Company, or in the place of the foregoing, _____ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

REGISTERED HOLDER SIGN HERE: _____

DATE SIGNED: _____

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	To approve by special resolution, the subdivision of the 5,000,833 fully paid and issued common shares into up to 15,002,499 common shares, each share being divided by a ratio of up to 3 to 1.			n/a
2.	To approve by special resolution, the alteration of the Company's notice of articles to change the authorized common shares from 100,000,000 common shares without par value to an unlimited number of common shares without par value.			n/a
3.	To approve as a Special Resolution the issuance of Debentures and a general security agreement over the assets of the Company and its subsidiary to certain of the Company's directors, officers and insiders and to a third party.			n/a

If the Registered Shareholder does not wish to confer discretionary authority on the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out above or matters which may properly come before the Meeting, please tick this box ☐.

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") **_must be signed_** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and *if executed by an attorney, officer, or other duly appointed representative,* the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. **_If this Instrument of Proxy is not dated_** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. *A Registered Shareholder who wishes to __attend__ the Meeting and vote on the resolutions in person*, may simply register with the scrutineers before the Meeting begins.

5. *A Registered Shareholder who is __not able to attend__ the Meeting in person but wishes to vote on the resolutions*, may do the following:

    (a) *appoint one of the management proxyholders* named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified in this Instrument of Proxy;

    OR

    (b) *appoint another proxyholder,* who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. *The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll* of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, unless otherwise specified by the Registered Shareholder, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, *the Registered Shareholder may still attend the Meeting and may vote in person*. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, a proxy must be *DEPOSITED* at the office of **"PACIFIC CORPORATE TRUST COMPANY"** no later than
the close of business (Vancouver, British Columbia time) on Friday, January 6, 2006 (or before 48 hours, excluding Saturdays, Sundays and holidays before
any adjournment of the meeting at which the proxy is to be used).

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683)   and   Internet voting at http://www.stocktronics.com/webvote

---

REPORT UNDER PART 3

NATIONAL INSTRUMENT 62-103

The Early Warning System and Related Take-over Bid and Insider Reporting Issues

ZENA CAPITAL CORP.

1.   Name and Address of Offeror:

Terry M. Amisano
2615 134th Street
Surrey, B.C.
V3T 1Y1

2.   The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or contml in the transaction or occurrence giving rise to the obligation to file the report, and whether it was ownership or control that was acquired in those circumstances:

The Offeror acquired ownership, through his private holding company, Terry Amisano Ltd., of a $20,000 convertible debenture of Zena Capital Corp. (the "Company"). The Offeror's total shareholdings in the Company is 786,111 common shares, representing approximately 15.7% of the Company's 5,000,833 currently issued and outstanding common shares. The Debenture is convertible into 65,573 units (the "Units") of the Company at a rate of $0.305. Each Unit is comprised of one common share (the "Shares") and one common share purchase warrant (the "Warrants"), entitling the holder to purchase an additional common share (the "Warrant Shares") of the Company at a price of $0. 305 for a period of one year.

3.   The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the report:

As indicated above under item two, 786,111 common shares are owned or controlled by the Offeror, representing approximately 15.7% of the Company's 5,000,833 currently issued and outstanding common shares. The Debenture is convertible into 65,573 Units consisting of 65,573 Shares and Warrants entitling the Offeror to purchase an additional 65,573 Warrant Shares. In addition, the Offeror owns share purchase warrants entitling him to purchase an additional 111,111 common shares of the Company and options entitling him to purchase an additional 131,250 common shares of the Company. If the Debenture is converted and all of the then existing warrants and options are exercised, the Offeror's shareholdings would increase to 21.6% of the Company's then outstanding common share capital (on a diluted basis).

4.   The designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 3 over which:

> **(a)   the offeror, either alone or together with any joint actors, has ownership and control:**
>
> 786,111 common shares. The Offeror has a $20,000 Debenture convertible into 65,573 Units of the Company, each Unit consisting of one Share and one Warrant entitling the holder to purchase a Warrant Share at a price of $0.305 for a period of one year. In addition, the Offeror has ownership of warrants to purchase up to an additional 111,111 common shares at $0.45 per share to and including April 20, 2006 and stock options entitling him to purchase up to 131,250 common shares in the Company at $0.15 per share to and including April 9, 2006.

(b)   the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actors:

None.

(c)   The offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

None.

5.   The name of the market in which the transaction or occurrence giving rise to the report took place:

The Debenture was purchased by the Offeror's private holding company, Terry Amisano Ltd., pursuant to a private placement from the Company and not through any published market.

6.   The purpose of the offeror and any joint actors in effecting the transaction or occurrence giving rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror acquired the Debenture for investment purposes. The Offeror does not have any present intention of increasing his beneficial ownership of, or control or direction over, any of the securities of the Company, save that the Offeror may purchase additional shares in the open market at some time in the future or, pursuant to the Debenture, warrants or stock options which are currently held by the Offeror (or pursuant to any additional stock options which may be allocated to the Offeror by the Company at any time in the future).

7.   The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including

agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The Debenture acquired by the Offeror pursuant to the terms of a Loan Agreement, and a General Security Agreement with each of the Company and its wholly-owned subsidiary.

8.   The names of any joint actors in connection with the disclosure required in this Report:

Not applicable.

9.   In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The aggregate purchase price paid by the Offeror for the common shares was $20,000, paid in cash.

10.   If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:

Not applicable.

Dated at Vancouver, British Columbia this 30th day of November, 2005.

(signed) *"Terry Amisano"*
Terry M. Amisano

REPORT UNDER PART 3

NATIONAL INSTRUMENT 62-103

The Early Warning System and Related Take-over Bid and Insider Reporting Issues

ZENA CAPITAL CORP.

1.   Name and Address of Offeror:

Greg Burnett
903 — 456 Moberly Road
Vancouver, B.C.
V5Z4L7

2.   The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report, and whether it was ownership or control that was acquired in those circumstances:

The Offeror acquired ownership of a $20,000 principal amount convertible debenture (the "Debenture") of Zena Capital Corp. (the "Company"). The Offeror's total shareholdings in the Company is 561,111 common shares, representing approximately 11.2% of the Company's 5,000,833 currently issued and outstanding common shares. The Debenture is convertible at the conversion price of $0.305 into 65,573 units (the "Units") of the Company. Each Unit is comprised of one common share (the "Shares") and one common share purchase warrant (the "Warrants"), entitling the holder to purchase an additional common share (the "Warrant Shares") of the Company at an exercise price of $0. 305 for a period of one year.

3.   The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the report:

As indicated above under item two, 561,111 common shares are owned or controlled by the Offeror, representing approximately 11.2% of the Company's 5,000,833 currently issued and outstanding common shares. The Debenture, on its conversion is convertible into 65,573 Units consisting of 65,573 Shares and Warrants entitling the Offeror to purchase an additional 65,573 Warrant Shares. In addition, the Offeror owns share purchase warrants entitling him to purchase an additional 111,111 common shares of the Company and options entitling him to purchase an additional 50,000 common shares of the Company. If the Debenture is converted and all of the then outstanding warrants and options are exercised, the Offeror's shareholdings would increase to 16.1% of the Company's then outstanding common share capital (on a diluted basis).

4.   The designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 3 over which:

> **(a)   the offeror, either alone or together with any joint actors, has ownership and control:**
>
> > 561,111 common shares. The Offeror has a $20,000 Debenture convertible into 65,573 Units of the Company, each Unit consisting of one Share and one Warrant entitling the holder to purchase a Warrant Share at a price of $0.305 for a period of one year. In addition, the Offeror has ownership of warrants to purchase up to an additional 111,111 common shares at $0.45 per share to and including April 20, 2006 and stock options entitling him to purchase up to 50,000 common shares in the Company at $0.225 per share to and including April 7, 2006.

(b)   the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actors:

None.

(c)   The offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

None.

5.   The name of the market in which the transaction or occurrence giving rise to the report took place:

The Debenture was purchased by the Offeror pursuant to a private placement from the Company and not through any published market.

6.   The purpose of the offeror and any joint actors in effecting the transaction or occurrence giving rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror acquired the Debenture for investment purposes. The Offeror does not have any present intention of increasing his beneficial ownership of, or control or direction over, any of the securities of the Company, save that the Offeror may purchase additional shares in the open market at some time in the future or, pursuant to the Debenture, warrants or stock options which are currently held by the Offeror (or pursuant to any additional stock options which may be allocated to the Offeror by the Company at any time in the future).

7.   The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including

agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The Debenture acquired by the Offeror pursuant to the terms of a Loan Agreement, and a General Security Agreement with each of the Company and its wholly-owned subsidiary.

8.   The names of any joint actors in connection with the disclosure required in this Report:

Not applicable.

9.   In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The aggregate purchase price paid by the Offeror for the common shares was $20,000, paid in cash.

10.   If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:

Not applicable.

Dated at Vancouver, British Columbia this 30th day of November, 2005.

(signed) *"Greg Burnett"*
Greg Burnett

NATIONAL INSTRUMENT 62-103

The Early Warning System and Related Take-over Bid and Insider Reporting Issues

ZENA CAPITAL CORP.

1.   Name and Address of Offeror:

Alan Crawford
4, 1604 Balsalm Street
Vancouver, B.C.
VBK 3L9

2.   The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report, and whether it was ownership or control that was acquired in those circumstances:

The Offeror acquired ownership of a $20,000 principal amount convertible debenture (the "Debenture") of Zena Capital Corp. (the "Company"). The Offeror's total shareholdings in the Company is currently 450,000 common shares, representing approximately 9.0% of the Company's 5,000,833 currently issued and outstanding common shares. The Debenture is convertible at the conversion price of $0.305 into 65,573 units (the "Units") of the Company. Each Unit is comprised of one common share (the "Shares") and one common share purchase warrant (the "Warrants"), entitling the holder to purchase an additional common share (the "Warrant Shares") of the Company at an exercise price of $0.305 for a period of one year.

3.   The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the report:

As indicated above under item 2, 450,000 common shares are owned or controlled by the Offeror, representing approximately 9.0% of the Company's 5,000,833 currently issued and outstanding common shares. The Debenture, on its conversion, is convertible into 65,573 Units consisting of 65,573 Shares and Warrants entitling the Offeror to purchase an additional 65,573 Warrant Shares. In addition, the Offeror owns options entitling him to purchase an additional 75,000 common shares of the Company. If the Debenture is converted and all of the then outstanding warrants and options are exercised, the Offeror's shareholdings would increase to 12.6% of the Company's then outstanding common share capital (on a diluted basis).

4.   The designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 3 over which:

> **(a)   the offeror, either alone or together with any joint actors, has ownership and control:**
>
> 450,000 common shares. The Offeror has a $20,000 Debenture convertible into 65,573 Units of the Company, each Unit consisting of one Share and one Warrant entitling the holder to purchase a Warrant Share at a price of $0.305 for a period of one year. In addition, the Offeror has ownership of stock options entitling him to purchase up to 75,000 common shares in the Company at $0.225 per share to and including April 7, 2009.

(b)   the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actors:

None.

(c)   The offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

None.

5.   The name of the market in which the transaction or occurrence giving rise to the report took place:

The Debenture was purchased by the Offeror privately pursuant to a private placement from the Company and not through any published market.

6.   The purpose of the offeror and any joint actors in effecting the transaction or occurrence giving rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror acquired the Debenture for investment purposes. The Offeror does not have any present intention of increasing his beneficial ownership of, or control or direction over, any of the securities of the Company save that the Offeror may purchase additional shares in the open market at some time in the future or pursuant to the warrants or stock options which are currently held by the Offeror (or pursuant to any additional stock options which may be allocated to the Offeror by the Company at any time in the future).

7.   The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The Debenture acquired by the Offeror pursuant to the terms of a Loan Agreement, and a General Security Agreement with each of the Company and its wholly-owned subsidiary.

8.   The names of any joint actors in connection with the disclosure required in this Report:

Not applicable.

9.   In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The aggregate purchase price paid by the Offeror for the common shares was $20,000, paid in cash.

10.   If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:

Not applicable.

Dated at Vancouver, British Columbia this 30th day of November, 2005.

(signed) *"Alan Crawford"*
Alan Crawford

THIS AGREEMENT dated October 14, 2005

BETWEEN:

> Zena Capital Corp. and it's wholly owned subsidiary Rock Creek Minerals Ltd.
> having offices at 604 – 750 Pender Street, Vancouver, British Columbia, V6C 2T7
> (collectively, the "Company")

AND:

> Byard MacLean of 1668 West 16th Avenue,
> Vancouver, British Columbia, V6J 2L8
>
> ("Byard")

WHEREAS:

A.   Pursuant to an option agreement between Byard and the Company made as of September 24, 2003 (the "Option Agreement") Byard granted to the Company an option to acquire an undivided 100% interest in certain mineral claims (the "Claims") as described in Appendix D to the Option Agreement.

NOW THEREFORE, the parties agree to the following:

1.   Byard agrees to sell, transfer and assign to the Company, free and clear of any and all liens, encumbrances and charges, his entire remaining legal and beneficial interest in the Claims (the "Interest") (which Byard does hereby acknowledge and agrees consists of an undivided 70% legal and beneficial interest, the Company having earned and currently holding an undivided 30% legal and beneficial interest in the Claims). Furthermore, 62.5% of the 20% Net Profits Royalty currently held by Byard as described in the Option Agreement (Byard hereby confirming to the Company that prior to the date of this Agreement, Byard has irrevocably transferred 37.5% of his 20% Net Profits Royalty to Roy Brown) is included in the Interest being sold to the Company herein and once the sale of the Interest is completed Byard will have no interest whatsoever in the Claims and the Area of Interest as described in Appendix D to the Option Agreement and the Option Agreement shall terminate and be at no further effect.

2.   Byard agrees to transfer the Interest in four equal blocks of 17.5% (each of which block shall include 3.125% of the Net Profits Royalty) on the following payment schedule:

On signing this Agreement,	$7500
On or before October 31, 2005	$2500
On or before January 31, 2006	$5000
On or before March 31, 2006	$5000

3.   In the event the Company fails to make any of the payments described above then Byard shall provide the Company with a notice of default with respect thereto which will describe the default. The Company shall have a period of 20 days from the date of receipt of the notice of default to rectify the default. If the Company fails to rectify the default within the prescribed period then this Agreement shall have no further affect except that the percentage of the Interest (which shall include the respective portion

of the Net Profits Royalty) paid for by the Company up to the time of the default will remain with the Company and the Interest of Byard will be decreased accordingly.

4. Byard shall execute any and all further agreements, transfers, conveyances and acknowledgements necessary to effectively transfer the Interest (or any part thereof) to the Company and so as to allow the Company to effectively register, from time to time, its interest in the Claims.

5. Capitalized terms used and not otherwise defined in this Agreement will have the meanings set out in the Option Agreement.

6. This Agreement shall enure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assignees.

7. This Agreement shall not be assigned by any party hereto without the prior written consent of the other party hereto.

AGREED AND ACCEPTED on the first date written above.

ZENA CAPITAL CORP.

"Kevin Hanson"

_____
Per

ROCK CREEK MINERALS LTD.

"Roy Brown"

_____
Per

"Byard MacLean"

_____
Byard MacLean

MEMORANDUM

TO: Byard MacLean

FROM: Zena Capital Corp.

DATE: April 7, 2004

SUBJECT: Operator compensation

Zena is pleased to confirm that to avoid any future confusion regarding the above captioned, as outlined in the Option Agreement (Section 10.1, 10.2, 10.3) we agree with the Management Committee and that prior to the date the Management Committee elects to accept a Production Notice you as Operator will be paid a total of $5000 per month paid semi-monthly plus any company related out of pocket receipted expenses paid monthly. If expenses are to exceed $ 1000.00 per month please have pre approved by the Management Committee.

Also we confirm your discussion with Kevin Hanson that the company has granted you 50,000 options as per 10.6 of the Option Agreement.

Please sign the attached and return a copy for our records.

Kevin Hanson, Director

Accepted April 7 , 2004

Byard MacLean

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Zena Capital Corp. - SEC File No. 000-50829</u>
(Registrant)

January 5, 2006   <u>By: /s/   Terry Amisano   </u>
Date   Terry Amisano, President and Director